Zentek Announces Agreement to Transfer Albany Graphite Project to Subsidiary and
Intention of Albany Graphite Corp. to Complete a Private Placement Financing

Guelph, ON - April 25, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company is pleased to announce the execution of a property purchase agreement (the "Agreement") with its recently incorporated and currently wholly-owned subsidiary Albany Graphite Corp. ("Albany") to transfer the Albany Graphite Project, and the intention of Albany to complete a non-brokered private placement financing (the "Offering").

The Agreement:

Pursuant to the terms of the Agreement, Zentek intends to transfer to Albany the ownership of the Albany Graphite Project, including the mining claims and all related chattel, drill core, and applicable contracts, in consideration for the issuance by Albany to Zentek of 59,999,900 common shares of Albany. Completion of the property transfer is subject to standard closing conditions such as receipt of all required regulatory and third-party approvals (including the approval of the TSX Venture Exchange).

The Offering:

Albany intends to raise proceeds by way of a non-brokered private placement financing, through the issuance of subscription receipts of Albany (each a "Subscription Receipt") at a price of $1.00 per Subscription Receipt. Each Subscription Receipt will automatically convert into one common share in the capital of Albany and one-half of one common share purchase warrant upon the satisfaction or waiver of all conditions precedent to a transaction that would result in a listing on a recognized Canadian stock exchange (the "Release Conditions"). Each whole warrant will be exercisable for one common share at a price of $1.20 for a period of (2) years, provided that in the event that the closing price of the underlying common shares trading on a recognized Canadian stock exchange exceeds $3.00 for ten consecutive trading days, the Company may accelerate the expiry of the Warrants to a date that is 30 days following the issuance of a press release providing notice of such acceleration.

Funds raised pursuant to the Offering shall be held in escrow pending satisfaction of the Release Conditions, at which time such funds would be released to Albany, which intends to use the net proceeds of the Offering to (i) continue the engagement with the Constance Lake First Nation; (ii) continue environmental baseline and other studies in preparation for project analysis; and (iii) complete an updated technical report in respect of the Albany Graphite Project. Completion of the Offering is subject to the prior completion of the property transfer pursuant to the Agreement, and the receipt of all applicable corporate and regulatory approvals including, the approval from the TSX Venture Exchange. All securities issued in connection with the Offering will be subject to applicable resale rules in accordance with applicable securities legislation.

For more information on the Offering or interest in participating, contact Brian Bosse via bbosse@albanygraphite.com.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the issuer and its management, as well as financial statements.

Albany Graphite Project:

Albany and Zentek have entered into the Agreement, pursuant to which Zentek will transfer to Albany the igneous-hosted fluid-derived graphite deposit located in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims) located north of Lake Superior and southwest of James Bay in north-eastern Ontario, and all related, chattel, drill core, and applicable contracts (collectively, the "Albany Graphite Project").

Zentek expects materials from the Albany Graphite Project to combine the benefits of a lower carbon production footprint offered by natural graphite with the higher performance metrics of synthetic graphite; while being sourced in North America, as required by domestic critical mineral support programs such as the Inflation Reduction Act and the Defense Production Act of the United States (US).

With a Benchmark Mineral Intelligence1 report projecting the graphite market to be in a significant production deficit over the next decade, with a shortfall by 2040 projected to be equivalent to approximately eight times the current level of production, the demand for North American sourced graphite is expected to soar.

The Government of Canada is also supporting the Electric Vehicle ("EV") industry and its supply chain as demonstrated by an up to $13 billion investment in a new battery manufacturing plant in St-Thomas, Ontario.

Appointment of Chairman, Chief Executive Officer and Vice-President of Development of Albany:

Albany and Zentek are pleased to announce the appointment of Greg Fenton as Chairman to Albany's Board of Directors, along with Brian Bosse as Chief Executive Officer and Peter Wood as Vice-President, Development to the management team.

Messrs. Fenton and Bosse have played a key role in Zentek's operations throughout the past 5 years while Mr. Wood has been involved for 10 years and all have been leading the efforts to develop the Albany Graphite Project.

Mr. Fenton is a seasoned investment professional, with a Bay Street career spanning nearly 30 years. His experience spans many disciplines: capital markets, investment management, actuarial, pension, insurance, accounting, tax and risk management. He is the current Chief Executive Officer and a Director of Zentek.

1 https://www.mining.com/web/graphite-deficit-starting-this-year-as-demand-for-ev-battery-anode-ingredient-exceeds-supply/

Mr. Bosse is a respected professional investor for nearly 30 years with corporate capital allocation policy being his key business specialty. He earned an honors degree from the Lazaridis School of Business and Economics in Waterloo Ontario plus the Chartered Financial Analyst designation. Brian joined Zentek in May 2018 as director and is the Chief Operations Officer.

Mr. Wood is a geological engineer with over 35 years' exploration and project management experience in the mining industry. During this time, he has worked with several major mining companies. He joined Zentek as Vice President, Exploration in January 2013.

Greg Fenton, Chairman of Albany Graphite comments:

"With this soaring demand for graphite and strong political support for the EV industry, it is time to resume work on the unique Albany Graphite Deposit. With its significant size and high-performance characteristics, similar to synthetic graphite, the Albany Deposit could potentially play a strong role in the battery supply chain in North America. Our team is excited to see the work on Albany resume to maximize the benefit of this asset for our shareholders." said Greg Fenton, Director and Chairman of Albany, and CEO of Zentek.

About Zentek:

Zentek is a graphene technology company focused on the research, development, and commercialization of graphene-based novel products seeking to give our commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's second technology is the patent pending ZenARMOR™ platform  focused on corrosion protection applications.

For further information about Zentek:

Mitch Swergold, Director of Investor Relations

Tel: (917) 930-8723

Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

About Albany Graphite:

The Albany Graphite Project is located 30 km north of the Trans-Canada Highway.  It has power line and natural gas pipeline near the deposit and is located near the communities of Constance Lake First Nation and Hearst in Northern Ontario, Canada. A rail line is located 70 km away and a forestry access road is approximately 5 km from the graphite deposit. The deposit has an average 45 m of overburden made up of glacial till overburden and a thin veneer of Paleozoic sedimentary cover rocks.

Any scientific and technical content of this news release was reviewed, verified, and approved by Peter Wood, P.Eng., P.Geo., Vice President of Special Projects of Zentek, a Qualified Person as defined by Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

For further information about Albany:

Brian Bosse

Tel: (416) 844-5712

Email: bbosse@albanygraphite.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.